Exhibit 99.1

WNS (Holdings) Limited Announces Details of Extraordinary General Meeting of Shareholders

NEW YORK, NY and MUMBAI, INDIA, February 3, 2015 — WNS (Holdings) Limited (NYSE: WNS), a leading global Business Process Management (BPM) provider, today announced that an extraordinary general meeting of its shareholders will be held on Monday, March 9, 2015, beginning at 11.30 am (Jersey time), at Queensway House, Hilgrove Street, St Helier, Jersey JE1 1ES, Channel Islands.

The Company distributed the notice of extraordinary general meeting, proxy statement and form of proxy on or about February 3, 2015.

The notice of the extraordinary general meeting, proxy statement, form of proxy and ADR voting card are available on the investor relations page of the Company’s corporate website, www.wns.com. Shareholders may also obtain a copy of the notice of the extraordinary general meeting, proxy statement, form of proxy and ADR voting card, free of charge, by sending a written request to the Company Secretary, Computershare Company Secretarial Services (Jersey) Limited, of Queensway House, Hilgrove Street, St Helier, Jersey JE1 1ES, Channel Islands (attention: Client Secretariat, telephone: +44 (0)1534 281 800) or anupama.pai@wns.com, attention Anupama Pai.

About WNS

WNS (Holdings) Limited (NYSE: WNS), is a leading global business process management company. WNS offers business value to 200+ global clients by combining operational excellence with deep domain expertise in key industry verticals including Travel, Insurance, Banking and Financial Services, Manufacturing, Retail and Consumer Packaged Goods, Shipping and Logistics, Healthcare and Utilities. WNS delivers an entire spectrum of business process management services such as finance and accounting, customer care, technology solutions, research and analytics and industry specific back office and front office processes. As of December 31, 2014, WNS had 27,755 professionals across 37 delivery centers worldwide including China, Costa Rica, India, Philippines, Poland, Romania, South Africa, Sri Lanka, United Kingdom and the United States. For more information, visit www.wns.com.

Investors Contact:

David Mackey

Investor Relations

david.mackey@wns.com

ir@wns.com